UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IFCO SYSTEMS N.V.

(Name of Issuer)

Ordinary Shares – Nominal Value 0.10 Euros Per Share

(Title of Class of Securities)

N43961 10 6

(CUSIP Number)

March 14, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. N43961 10 6	PAGE 2 OF 12 PAGES

(Cover page continued)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Schoeller Logistic Technologies Holding GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 309,000 (see Item 2(a)(i)) 6. Shared Voting Power 0 7. Sole Dispositive Power 309,000 (see Item 2(a)(i)) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.70%

12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP NO. N43961 10 6	PAGE 3 OF 12 PAGES

(Cover page continued)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Schoeller Logistic Systems GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,691,000 (see Item 2(a)(ii)) 6. Shared Voting Power 0 7. Sole Dispositive Power 1,691,000 (see Item 2(a)(ii)) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,691,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.8%

12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP NO. N43961 10 6	PAGE 4 OF 12 PAGES

(Cover page continued)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Schoeller Logistic Industries GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,096,800 (see Item 2(a)(iii)) 6. Shared Voting Power 0 7. Sole Dispositive Power 2,096,800 (see Item 2(a)(iii)) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,096,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP NO. N43961 10 6	PAGES 5 OF 12 PAGES

(Cover page continued)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Schoeller Holding GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,096,800 (see Item 2(a)(iv)) 6. Shared Voting Power 0 7. Sole Dispositive Power 2,096,800 (see Item 2(a)(iv)) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,096,800

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. N43961 10 6	PAGE 6 OF 12 PAGES

(Cover page continued)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christoph Schoeller

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

         32,500 (see Item 2(a)(v))

  6.    Shared Voting Power

         2,096,800 (see item 2(a)(v))

  7.    Sole Dispositive Power

         32,500 (see Item 2(a)(v))

  8.    Shared Dispositive Power

         2,096,800 (see Item 2 (a)(v))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,129,300

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. N43961 10 6	PAGE 7 OF 12 PAGES

(Cover page continued)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Martin A. Schoeller

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

         67,807 (see Item 2(a)(vi))

  6.    Shared Voting Power

         2,096,800 (see Item 2(a)(vi))

  7.    Sole Dispositive Power

         67,807 (see Item 2(a)(vi))

  8.    Shared Dispositive Power

         2,096,800 (see Item 2(a)(vi))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,164,607

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP NO. N43961 10 6	PAGE 8 OF 12 PAGES

Item 1.

Item 1(a) Name of Issuer:

        IFCO Systems N.V.

Item 1(b) Address of Issuer’s Principal Executive Offices:

        Konigslaan 34

        1075 AD Amsterdam

        The Netherlands

Item 2.

Item 2(a) Name of Person Filing:

This statement is filed by:

(i)	Schoeller Logistic Technologies Holding GmbH (“SLT”) with respect to 309,000 Ordinary Shares directly owned by SLT. The Ordinary Shares owned by SLT are subject to the right of General Electric Erste Beteiligungs (“GEEB”) to acquire them (the “Debenture Stock Parcel”) pursuant to the terms of a convertible debenture issued to GEEB by SLT in the original principal amount of DM 45.0 million (or approximately US$20.0 million).

(ii)	Schoeller Logistic Systems GmbH (“SLS”) with respect to 1,691,000 Ordinary Shares owned directly by SLS. Pursuant to an agreement by Schoeller Logistics Industries GmbH (“SLI”), the Ordinary Shares owned by SLS are subject to options held by General Electric Capital Corporation to purchase the number of Ordinary Shares held by SLS that is equal to 0.55% of the difference between the total outstanding stock capital of the Issuer immediately prior to the Issuer’s initial public offering (“IPO”) and merger with PalEx, Inc. in March 2000 and the Debenture Stock Parcel at an exercise price equal to the price quoted for the Issuer’s stocks on the first trading day of the IPO.

(iii)	SLI with respect to: (A) beneficial ownership of an aggregate of 2,000,000 Ordinary Shares directly owned by SLT and SLS, by virtue of being the controlling shareholder of each such company; and (B) currently exercisable options to purchase 96,800 Ordinary Shares directly held by SLI.

(iv)	Schoeller Holding GmbH (“Holding”) with respect to beneficial ownership of: (A) an aggregate of 2,000,000 Ordinary Shares directly owned by SLT and SLS; and (B) currently exercisable options to purchase 96,800 Ordinary Shares directly held by SLI; in each case by virtue of being the controlling shareholder of SLI.

(v)	Christoph Schoeller with respect to: (A) 20,500 Ordinary Shares owned directly by him; (B) currently exercisable options to purchase 12,000 Ordinary Shares directly held by him; (C) beneficial ownership of an aggregate of 2,000,000 Ordinary Shares directly owned by SLT and SLS, by virtue of being a joint controlling shareholder of Holding; and (D) beneficial ownership of currently exercisable options to purchase 96,800 Ordinary Shares held by SLI, by virtue of being a joint controlling shareholder of Holding. Notwithstanding his position as a joint controlling shareholder of Holding, with respect to clause (C), Christoph Schoeller disclaims beneficial ownership of an aggregate of 390,000 Ordinary Shares beneficially owned by family members (other than Christoph

SCHEDULE 13G

CUSIP NO. N43961 10 6	PAGE 9 OF 12 PAGES

Schoeller	and Martin A. Schoeller), who are also shareholders, directly or beneficially, of Holding.

(vi)	Martin A. Schoeller with respect to: (A) 25,807 Ordinary Shares owned directly by him; (B) currently exercisable options to purchase 42,000 Ordinary Shares directly held by him; (C) beneficial ownership of an aggregate of 2,000,000 Ordinary Shares owned by SLT and SLS, by virtue of being a joint controlling shareholder of Holding; and (D) currently exercisable options to purchase 96,800 Ordinary Shares held by SLI, by virtue of being a joint controlling shareholder of Holding. Notwithstanding his position as a joint controlling shareholder of Holding, with respect to clause (C), Martin A. Schoeller disclaims beneficial ownership of an aggregate of 390,000 Ordinary Shares beneficially owned by family members (other than Christoph Schoeller and Martin A. Schoeller), who are also shareholders, directly or beneficially, of Holding. The Schedule 13G (Amendment No. 1) filed by the Reporting Persons on March 21, 2002, erroneously reflected that Martin A. Schoeller owned an additional 60,000 Ordinary Shares.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b) Address or principal business office or, if none, residence:

The address of each Reporting Person is:

Zugspitzstrasse 15

82049 Pullach

Germany

Item 2(c) Citizenship:

The citizenship of each Reporting Person is as follows:

SLT – Germany

SLS – Germany

SLI – Germany

Holding – Germany

Christoph Schoeller – Switzerland

Martin A. Schoeller – Switzerland

Item 2(d) Title of class of securities:

Ordinary Shares – Nominal Value EUR 0.10 per share

Item 2(e) CUSIP No.:

N43961 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) ☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

SCHEDULE 13G

CUSIP NO. N43961 10 6	PAGE 10 OF 12 PAGES

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

SLT provides this information on page 2.

SLS provides this information page 3.

SLI provides this information on page 4.

Holding provides this information on page 5.

Christoph Schoeller provides this information on page 6.

Martin A. Schoeller provides this information on page 7.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

SCHEDULE 13G

CUSIP NO. N43961 10 6	PAGE 11 OF 12 PAGES

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.
.

SCHEDULE 13G

CUSIP NO. N43961 10 6	PAGE 12 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement on Schedule 13G (Amendment No. 2) is true, complete and correct.

SCHOELLER LOGISTIC TECHNOLOGIES HOLDING GMBH

Date: February 14, 2003	By:	/s/ MARTIN SCHOELLER
	Name:	Martin Schoeller
	Title:	Managing Director

SCHOELLER LOGISTICS SYSTEM GMBH

	By:	/s/ MARTIN SCHOELLER
	Name:	Martin Schoeller
	Title:	Managing Director

SCHOELLER LOGISTICS INDUSTRIES GMBH

	By:	/s/ CHRISTOPH SCHOELLER /s/ MARTIN SCHOELLER
	Name:	Christoph Schoeller Martin Schoeller
	Title:	Managing Directors

SCHOELLER HOLDING GMBH

	By:	/s/ CHRISTOPH SCHOELLER /s/ MARTIN SCHOELLER
	Name:	Christoph Schoeller Martin Schoeller
	Title:	Managing Directors

/s/ CHRISTOPH SCHOELLER

Christoph Schoeller

/s/ MARTIN SCHOELLER

Martin A. Schoeller